(As filed October 16, 1998)
                                                                File No. 70-
                                                                            ----

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                          Interstate Energy Corporation
                            Alliant Industries, Inc.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                          Whiting Petroleum Corporation
                            1700 Broadway, Suite 2300
                             Denver, Colorado 80290

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                          Interstate Energy Corporation
                 (Name of top registered holding company parent)
             ------------------------------------------------------

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)



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       The Commission is requested to send copies of all
        notices, orders and communications in connection with this Application/Declaration to:

          Barbara J. Swan, General Counsel          William T. Baker, Jr., Esq.
          Steven R. Suleski, Senior Attorney        Thelen Reid & Priest LLP
          Interstate Energy Corporation             40 West 57th Street
          222 West Washington Avenue                New York, New York 10019
          Madison, Wisconsin 53703-0192



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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.
        -----------------------------------

         1.1. Background. Interstate Energy Corporation ("Interstate") is a
              ----------
registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").(1) Its public-utility subsidiaries are Wisconsin Power & Light Company, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities, Inc. (collectively, the "Operating Companies"). Together, the Operating Companies provide public-utility service to approximately 895,000 electric and 378,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois.

         Interstate's direct non-utility subsidiaries are Alliant Services Company, a subsidiary service company, and Alliant Industries, Inc. ("Industries"), which serves as the holding company for Interstate's energy-related and non-utility investments and subsidiaries. Whiting Petroleum Corporation ("Whiting"), an indirect, wholly-owned, subsidiary of Industries, purchases, develops, and produces crude oil and natural gas. Since its organization in 1980, Whiting has grown primarily through the purchase and additional development of oil and gas producing properties. Over the past three years, acquisitions of producing properties by Whiting have totaled nearly $100 million. Whiting currently has an interest in 333 wells in Oklahoma and is operator of 29 wells. For the year ended December 31, 1997, Whiting had revenues of $69 million and net income of $12.8 million.

         1.2 Summary of Proposed Transaction. Interstate, Industries and Whiting
             -------------------------------
request authorization for various transactions, as described below, relating to the acquisition of Golden Gas Production Company ("Golden Gas"), an Oklahoma corporation. Golden Gas is an independent oil and gas producer located in Tulsa, Oklahoma. The assets of Golden Gas consist primarily of interests in 240 gas and oil wells, most of which are in Oklahoma. Golden Gas operates 120 of these wells. Gas production accounts for 87% of the revenues of Golden Gas. For the year ended December 31, 1997, Golden Gas had revenues of $4.4 million and net income of $662,000. Golden Gas does not own or operate any facilities used for the distribution at retail of natural or manufactured gas.

         Interstate, Whiting, Golden Gas and Alan R. Staab, sole shareholder of Golden Gas ("Shareholder"), have entered into an Agreement and Plan of Reorganization, dated September 15, 1998 (the "Agreement"), pursuant to which Interstate has agreed to acquire from Shareholder all of the issued and outstanding common stock of Golden Gas ("Golden Gas Stock") through a tax-free exchange of Interstate's shares of common stock, $01 par value per share ("Interstate Stock") under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. Once the transaction is completed, Interstate intends to contribute the Golden Gas Stock to Industries
--------
         (1)        See WPL Holdings, Inc., et al., Holding Co. Act Release No.
26856 (April 14, 1998), 66 SEC Docket 2256 (the "Merger Order").


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which, in turn, will contribute such shares to Whiting, which will thereafter manage the oil and gas assets of Golden Gas.

          Interstate requests authorization to issue the Interstate Stock in such amounts and for the purposes contemplated in the Agreement. In addition, to the extent that such transactions are not exempt pursuant to Rule 45(b) under the Act, Interstate and Industries request authorization to contribute the acquired shares of Golden Gas Stock to Whiting.

         1.3      Principal Terms of Agreement.
                  ----------------------------

         Under the Agreement, the parties have agreed that the value of the Golden Gas Stock is $9,485,500, subject to certain adjustments that are specified in the Agreement (the "Agreed Value"). Interstate has agreed to exchange for the Golden Gas Stock a number of shares of Interstate Stock determined by dividing the Agreed Value by $32. In addition, if, on the date of closing, the Market Price of the Interstate Stock (defined as the mean average of the closing prices for the Interstate Stock for the first ten of the last fifteen trading days immediately prior to the closing date) is less than $32 per share, then, on the second anniversary of the date of the Agreement, Shareholder shall be entitled to receive an additional number of shares of Interstate Stock representing the difference, if any, between $32 per share and the greater of
(i) the average of the trading prices for Interstate Stock for the 90 days immediately preceding such second anniversary, or (ii) the Market Price; provided that in no event shall such difference exceed $4 per share. If the average of the closing prices for the Interstate Stock, as determined pursuant to (i), above, shall exceed $32, Shareholder shall not be entitled to any additional shares of Interstate Stock.

           Interstate has reserved 246,875 unissued shares of Interstate Stock to be exchanged at closing for the Golden Gas Stock, representing, on a pro forma basis, about .32% of the issued and outstanding shares of Interstate Stock as of July 31, 1998, and an additional 35,268 shares of Interstate Stock, representing the maximum number of shares of Interstate Stock required to be delivered to Shareholder on the second anniversary date of the Agreement in accordance with the computation described above. The shares of Interstate Stock issued in this transaction will be "restricted securities" within the meaning of the Federal securities laws and may be resold by Shareholder without registration under the Securities Act of 1933, as amended, only in accordance with Securities Act Rule 144.

         The Agreement contains representations and warranties, indemnities, and conditions to closing that are usual and customary for a transaction of this type. The Agreement may be terminated by either party if Interstate has not obtained Commission approval under the Act for the transaction on or before December 31, 1998.

         The Agreement is filed herewith as Exhibit B.


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ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $5,000.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         3.1 Sections 9(a) and 10 of the Act are applicable to Interstate's acquisition of the Golden Gas Stock. Sections 6(a) and 7 are applicable to Interstate's issuance of the Interstate Stock. Section 12(b) of the Act is applicable to Interstate's contribution of the Golden Gas Stock to Industries and to the contribution of such shares by Industries to Whiting, but may be deemed to be exempt therefrom pursuant to Rule 45(b). The transactions are also subject to Section 32(h)(4) and Rule 54 thereunder.

         The transactions proposed herein involve an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under
Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. In this case, the requirements of Section 10(c) are met and there is no basis for the Commission to make any negative findings under Section 10(b).

         As indicated, the assets and operations of Golden Gas are quite similar to those of Whiting and will be incorporated into Whiting's existing business. Whiting currently has an interest in 333 gas and oil wells in Oklahoma, and the acquisition of Golden Gas will provide Whiting with an interest in an additional 240 wells. The acquisition will approximately double Whiting's Oklahoma oil and gas reserves. The Commission has already determined, as a part of the merger proceeding by which Interstate became a registered holding company, that Whiting's operations are retainable by Interstate under the standards of Section 11(b)(1), citing instances in which the Commission has previously authorized other registered holding companies to engage in oil and gas production and similar non-utility activities.(2) Accordingly, there is ample precedent under Sections 10 and 11(b) of the Act for Interstate's proposal to acquire Golden Gas.

         3.2 Rule 54 Analysis. The transactions proposed herein are also subject
             ----------------
to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to

--------
         (2)        Merger Order, 66 SEC Docket at 2270, and Appendix A, n. 12.


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approve any transaction that does not relate to an "exempt wholesale generator"
("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Interstate is in compliance with all requirements of Rule 53(a). Interstate's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently $68 million, or about 11.5% of Interstate's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended June 30, 1998 ($591 million). In addition, Interstate has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing.


ITEM 4.  REGULATORY APPROVALS.
         --------------------

         No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transactions insofar as they concern any of the Applicants.


ITEM 5.  PROCEDURE.
         ---------

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued not later than December 22, 1998 in order to accommodate a closing on the proposed transaction before December 31, 1998 and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         A.   -   EXHIBITS.
                  --------

                  A Restated Articles of Incorporation of Interstate, as amended April 21, 1998 (incorporated by reference to Exhibit 3.2 to Interstate's Current Report on Form 8-K) (File No. 1-9894).


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                  B        Agreement and Plan of Reorganization dated as of
                           September 15, 1998 by and among Interstate, Whiting, Golden Gas and Alan R. Staab.

                  C        None.

                  D        None.

                  E        None.

                  F        Opinion of Counsel. (To be filed by amendment).

                  G-1 Financial Data Schedule Per Book - Interstate. (To be filed by amendment).

                  G-2 Financial Data Schedule Pro Forma Interstate. (To be filed by amendment).

                  H        Proposed Form of Notice of Proposed Transactions.


         B.       FINANCIAL STATEMENTS.
                  --------------------

                  1.1 Balance Sheet of Interstate and consolidated subsidiaries, as of June 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate) (File No. 1-9894).

                  1.2 Statement of Income of Interstate and consolidated subsidiaries, as of June 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate) (File No. 1-9894).

                  1.3 Balance Sheet of Golden Gas or the years ended December 31, 1996 and December 31, 1997. (See Exhibit E to Agreement and Plan of Reorganization - Exhibit B hereto).

                  1.4 Statement of Income and Cash Flows of Golden Gas for the years ended December 31, 1996 and December 31, 1997. (See Exhibit E to Agreement and Plan of Reorganization - Exhibit B hereto).

                  1.5 Pro Forma Capitalization of Interstate and consolidated subsidiaries after giving effect to the transactions contemplated herein. (To be filed by amendment).



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                  1.6      Pro Forma Income Statement of Interstate and
                           consolidated subsidiaries after giving effect to the transactions contemplated herein. (To be filed by amendment).


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

         None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


                              SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                 INTERSTATE ENERGY CORPORATION

                        By:      /s/Erroll B. Davis, Jr.
                                 -----------------------------------
                                 Name:    Erroll B. Davis, Jr.
                                 Title:   President and Chief Executive Officer


                                 ALLIANT INDUSTRIES, INC.

                        By:      /s/James E. Hoffman
                                 -----------------------------------
                                 Name:    James E. Hoffman
                                 Title:   President


                                 WHITING PETROLEUM CORPORATION

                        By:      /s/John R. Hazlett
                                 -----------------------------------
                                 Name:    John R. Hazlett
                                 Title:   Vice President

Date:    October 16, 1998


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                         EXHIBIT INDEX


     Exhibit       Description
     -------       -----------

       B Agreement and Plan of Reorganization dated as of September 15, 1998 by and among Interstate, Whiting, Golden Gas and Alan R. Staab.

       H          Proposed Form of Notice of Proposed Transactions.